CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GREENLANE HOLDINGS, INC.

Greenlane Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), DOES HEREBY CERTIFY:

First: The name of the corporation is Greenlane Holdings, Inc.

Second: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 2, 2018, under the name of Greenlane Holdings, Inc.

Third: That Article IV of the Amended and Restated Certificate of the Corporation (the “Certificate of Incorporation”), is hereby amended by deleting Subsection A in its entirety and inserting the following in lieu thereof:

The total number of shares of all classes of stock that the Corporation is authorized to issue is six hundred forty million (640,000,000), consisting of (i) six hundred million (600,000,000) shares of Class A common stock, with a par value of $0.01 per share (the “Class A Common Stock”); and (ii) thirty million (30,000,000) shares of Class B common stock, with a par value of $0.0001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”); and (iii) ten million (10,000,000) shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”). Upon this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Amendment”) becoming effective pursuant to the DGCL (the “Effective Time”), (i) the shares of Class A Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Existing Class A Common Stock”) shall be reclassified and combined into a different number of shares of Class A Common Stock (the “New Class A Common Stock”) such that each five (5) to twenty (20) shares of Existing Class A Common Stock shall, at the Effective Time, be automatically reclassified and combined into one share of New Class A Common Stock and (ii) the shares of Class B Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Existing Class B Common Stock,” and together with the Existing Class A Common Stock, the “Existing Common Stock”) shall be reclassified and combined into a different number of shares of Class B Common Stock (the “New Class B Common Stock,” and together with the New Class A Common Stock, the “New Common Stock”) such that each five (5) to twenty (20) shares of Existing Class B Common Stock shall, at the Effective Time, be automatically reclassified and combined into one share of New Class B Common Stock, in each case, with the exact ratios within the foregoing ranges to be determined by the Board of Directors and publicly announced by the Corporation prior to the Effective Time (such reclassification and combination of shares, the “Reverse Split”); provided that the ratios determined by the Board of Directors shall be identical for both the Class A Common Stock and the Class B Common Stock. The par value of the Common Stock following the Reverse Split shall remain at $0.01 per share for the Class A Common Stock and $0.0001 per share for the Class B Common Stock. No fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of Existing Common Stock, any stockholder who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of New Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of New Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales price of a share of the Class A Common Stock (as adjusted to give effect to the Reverse Split) on The Nasdaq Global Market during regular trading hours for the five (5) consecutive trading days immediately preceding the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Existing Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of New Common Stock into which the shares of Existing Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above). Each holder of record of a certificate that represented shares of Existing Common Stock shall be entitled to receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Existing Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled as set forth above, provided that the Corporation may request such stockholder to exchange such stockholder’s certificate or certificates that represented shares Existing Common Stock for shares held in book-entry form through the Depository Trust Company’s Direct Registration System representing the appropriate number of whole shares of New Common Stock into which the shares of Existing Common Stock represented by such certificate or certificates shall have been combined. The Reverse Split shall be effected on a record holder-record holder basis, such that any fractional shares of New Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

Fourth: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fifth: That this Certificate of Amendment to the Restated Certificate of Incorporation shall be effective as of 5:01 p.m. New York City time on the 9th day of August 2022.

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IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 4th day of August 2022.

GREENLANE HOLDINGS, INC.
By: /s/ Nicholas Kovacevich
Name: Nicholas Kovacevich
Title: Chief Executive Officer